 3301 SE 14TH Ave
Fort Lauderdale, FL 33316

August 7, 2018

Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FMC GlobalSat Holdings, Inc.
Registration Statement on Form S-1
File No. 333-224906

Dear Mr. Spirgel,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FMC GlobalSat Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on August 9, 2018, or as soon thereafter as possible.

The Company hereby acknowledges the following:

·	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

FMC GLOBALSAT HOLDINGS, INC.

/s/ Emmanuel Cotrel
Emmanuel Cotrel, Chief Executive Officer